Lightspeed POS Inc. to Participate in Upcoming Investor Conferences

MONTREAL, May 20, 2021 /CNW Telbec/ - Lightspeed POS Inc. ("Lightspeed" or the “Company”) (NYSE: LSPD) (TSX: LSPD), a leading provider of omnichannel commerce platforms, today announced its participation in the following technology and growth-oriented investor conferences. Unless noted, listen-only audio webcasts and replays will be accessible at the scheduled presentation times on the Company’s Investor Relations website at investors.lightspeedhq.com. Details for each event are as follows:

BTIG Restaurant Technology Forum
Date: Wednesday, May 26, 2021
Time: 9:00 am ET
Location: Virtual

BTIG hosted events are intended for prospective and existing BTIG clients only. To listen to the live event, please contact your BTIG representative or email BTIG Corporate Access (USCorporateAccess@btig.com) with interest.

RBC Capital Markets Financial Technology Investor Day
Date: Thursday, June 17, 2021
Time: 9:20 am ET
Location:  Virtual

About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable, and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality, and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments, and ultimately grow their business.

Headquartered in Montréal, Canada, Lightspeed is trusted by favorite local businesses, where the community goes to shop and dine. Lightspeed has offices in North America, Europe, Australia and New Zealand.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter

Contacts:

Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com